Exhibit 99.399

Nextech AR Signs Large Enterprise 3D Modeling
Deal For Ecommerce

Company is seeing rapidly growing demand for Its 3D modeling and AR Visualization solutions in Ecommerce

VANCOUVER, B.C., Canada – January 12, 2022 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce the closing of an large enterprise ARitize 3D deal with a multinational e-commerce brand. This deal provides the Company with a growing base of MRR (Monthly Recurring Revenue) and showcases the accelerating demand of Nextech's state-of-the-art ARitize 3D factory which is powered by AI and ML. The Company is contracted to produce 2,500 3D models to be distributed through the client’s online subsidiaries globally. This new contract is foundational for the Company as it not only shows validation of Nextech’s 3D modeling at scale, but also validates the very strong and growing demand for 3D models and AR visualizations in ecommerce globally.

Nextech AR CEO Evan Gappelberg, joined Proactive Investors to discuss the news: Click here to watch interview

ARitize 3D has been gaining substantial traction, as more and more ecommerce businesses recognize that the future of online commerce rests in product visualizations through augmented reality and 3D models. During 2021, Nextech has been building out its suite of 3D/AR and metaverse solutions as it looks to be a leader in the 3D modeling industry. Its ARitize 3D solution is already supplying many notable retailers with 3D models and AR product visualizations, including Kohl’s, Lighting Plus New Zealand, Pier 1, Kmart Australia, Ezooza, NorthByNorth, The Office Group, Just Recliners, Never Summer, Mitra10, Cle Privee, Seville Classics, Bizrklan Eyewear, Poly & Bark, Skate One, and many others as demand for this technology is growing over a wide variety of sectors.

The closing of this large enterprise deal in early 2022 sets the stage for a big year in 3D model making and allows Nextech to highlight its ever growing, market leading suite of ARitize 3D solutions including its product hotspots, animations, 360+ exploded views, 3D swirl ads, configurator, 3D carousel, virtual staging and room decorator.

To rapidly grow it’s accounts in 2022 the Company is preparing to come out of it’s beta launch of ARitize 3D SaaS Offering For Ecommerce. This opens up the technology to anyone with an ecommerce site, allowing them to offer webAR and 3D shopping experiences on their website. Whether the customer wants to create 5 models or 5000 models, they just have to sign up, enter a credit card payment method, and enable webAR for their website. The Company believes that it is first to market with this SaaS 3D WebAR solution for ecommerce.

The Company's ARitize 3D technology allows for large enterprise, medium and small ecommerce businesses to scale their 3D model production using Nextech’s AI driven technology in a cost effective way. The Company believes that with the combination of ARitize 3D and Nextech’s ARitize CAD which enables manufacturers to convert CAD files into 3D AR models at scale the Company has a major competitive edge in the 3D modeling market.

Demand is growing from large ecommerce businesses who are requiring the ability to convert large amounts of files quickly and create 3D models at scale. Nextech believes that with ARitize 3D and Nextech’s ARitize CAD, it has an elite end-to-end solutions that is uniquely positioned in the market to meet the rapidly growing global demand of 3D models, which is estimated to grow from USD 3.8 billion in 2020 to USD 7.6 billion by 2025, at a Compound Annual Growth Rate (CAGR) of 15.0% during the forecast period.

Nextech AR’s CEO Evan Gappleberg commented, “This enterprise 3D modeling contract for an initial 2500 models is a huge win for Nextech, and clearly highlights the future trajectory of our technology. By being able to provide scalable 3D/AR ecommerce solutions for the world’s largest multinational companies at what we believe is the lowest cost and highest quality, the most scalable solution really does change the game for our Company. He continues “I believe that this is just the beginning as we have many more enterprise deals in our pipeline which we expect to close in Q1. Beyond enterprise we are seeing strong demand all through the ecommerce space. I believe that 2022 is the year that 3D models move from a “nice to have” to “must have” in ecommerce and we have the 3D model factory that can scale, turning our platform into a “must have” solution for ecommerce.”

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

Latest Nextech AR News

Jan 10 - Nextech AR To Exhibit at NRF 2022 Retail’s Big Show January 16-18th At The Javits Center In NYC
Jan 6 - Nextech AR Sees Strong Model Demand From Large manufacturers Showcasing Its CAD to Poly 3D/AR Technology
Dec 23 - Nextech AR Sees Demand For Its 3D Models Rapidly Growing As It Signs Deals Across A Wide Spectrum of Industries
Dec 22 - Nextech AR CEO Evan Gappelberg Buys Company Stock In The Open Market and Provides Corporate Update
Dec 21 - Nextech AR Signs Multi-year Virtual Event & Marketplace Contract With Restaurants Canada
Dec 15 - Nextech AR Launches Stripe Integration For Its 3D Mapping & Events Platform

For further information, please contact:

Investor Relations Contact
Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse Company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.